Dreyfus Short-Intermediate Government Fund

SEMIANNUAL REPORT May 31, 2008



 BNY MELLON
ASSET MANAGEMENT

Dreyfus

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Short-Intermediate Government Fund, covering the six-month period from December 1, 2007, through May 31, 2008.

Although the U.S. economy has teetered on the brink of recession and the financial markets have encountered heightened volatility in an ongoing credit crisis, we recently have seen signs of potential improvement. The Federal Reserve Board's aggressive easing of monetary policy and innovative measures to inject liquidity into the banking system appear to have reassured many investors and economists, helping to spark rebounds in some of the bond market's harder-hit areas.

At Dreyfus, we believe that the current economic downturn is likely to be relatively brief by historical standards, but the ensuing recovery may be gradual and prolonged as financial deleveraging and housing price deflation continue to weigh on economic activity. The implications of our economic outlook for the U.S. bond market generally are positive, especially since selling pressure among overleveraged investors has created attractive values in certain fixed-income asset classes. Your financial advisor can help you assess current risks and take advantage of these longer-term opportunities within the context of your overall investment portfolio.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by one of the fund's new Portfolio Managers.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
June 16, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of December 1, 2007, through May 31, 2008, as provided by Laurie Carroll, Senior Portfolio Manager

Note to Shareholders: On May 5, 2008, Laurie Carroll was appointed Portfolio Manager to the fund.

Fund and Market Performance Overview

For the six-month period ended May 31, 2008, Dreyfus Short-Intermediate Government Fund achieved a total return of 2.44%.[1] In comparison, the fund's benchmark, the Merrill Lynch Governments, U.S. Treasury, Short-Term (1-3 Years) Index (the "Index"), achieved a total return of 2.07%.[2]

Although most sectors of the bond market were hurt by an intensifying credit crisis and economic concerns, a "flight to quality" boosted prices of U.S. government securities. The fund's return was higher than that of the Index, as U.S. government agency securities benefited from a rally over the reporting period's second half.

The Fund's Investment Approach

The fund seeks to maximize total return, consisting of capital appreciation and current income. To pursue its goal, the fund normally invests at least 80% of its assets in securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, and in repurchase agreements collateralized by such securities. The fund may invest up to 35% of its assets in mortgage-related securities issued by U.S. government agencies, such as mortgage pass-through securities issued by the Government National Mortgage Association, the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation, and collateralized mortgage obligations ("CMOs"). These instruments include those backed by the full faith and credit of the U.S. government and those that are neither insured nor guaranteed by the U.S. government. The fund generally maintains an average effective duration of approximately three years or less.

Credit Woes Sparked a "Flight to Quality"

A credit crisis that began over the summer of 2007 in the sub-prime mortgage market continued to dampen investor sentiment during the reporting period, causing yields in most segments of the bond market to rise and their prices to fall. The impact of the credit crunch was particularly severe in higher yielding market sectors, such as corporate bonds and mortgage-backed securities, which are known as "spread sectors" for their yield premiums over nominal U.S. Treasury securities. In addition, slumping housing markets and soaring food and energy prices sparked a downturn in the U.S. economy, leading to lower prices for corporate bonds and other securities that tend to be sensitive to economic conditions. In contrast, U.S. Treasury securities generally gained value when newly risk-averse investors flocked to the relatively safe haven provided by government-backed investments.

The Federal Reserve Board (The "Fed") responded aggressively to the credit crisis and economic slowdown by injecting liquidity into the U.S. banking system and reducing short-term interest rates from 4.5% at the start of the reporting period to 2% at the end. As a result of these moves, yield differences generally widened along the bond market's maturity range. Short- and intermediate-term securities were among the greater beneficiaries of a steepening yield curve.

Although fixed-income markets remained volatile throughout the reporting period, we began to see signs of improvement after the Fed announced in mid-March that it would participate in a plan to prevent the insolvency of a major investment bank from damaging other financial institutions. Market liquidity appeared to ease through the end of the reporting period, and spread sectors rebounded, offsetting some of their earlier weakness, while U.S. Treasury securities gave back a portion of their previous gains.

Allocation and Interest Rate Strategies Boosted Results

In this challenging market environment, the fund benefited from its holdings of U.S. government agency securities, including agency debentures and agency-backed mortgage-related securities. These higher yielding sub-sectors of the U.S. government securities marketplace rallied along with spread sectors as investor sentiment improved in March, April and May, enabling the fund to outperform its benchmark, which is composed solely of U.S. Treasury securities, for the reporting period overall.

To a more modest degree, the fund also achieved favorable results from our interest-rate strategies. In anticipation of diverging yield differences along the market's maturity spectrum, we emphasized bonds in the five-year maturity range, which benefited from a steepening yield curve. We balanced these positions with short-term holdings to maintain an effective average duration within the one- to three-year range. In addition, we set the fund's average duration in a range that was slightly shorter than that of the benchmark, which enabled the fund to participate more fully in the benefits of volatile short-term interest rates.

Positioned for Eventual Recovery

As of the end of the reporting period, the U.S. economy and credit markets continued to struggle. However, the Fed's aggressive policies appear to have encouraged investors to look forward to better times. Because of mounting inflation concerns, we believe the bulk of the rate cuts are complete for this cycle. Consequently, we have maintained the fund's emphasis on U.S. government agency securities to capture higher levels of income and participate in the potential for price appreciation should spread sectors continued to rebound.

June 16, 2008

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Merrill Lynch Governments, U.S. Treasury, Short-Term (1-3 Years) Index is an unmanaged performance benchmark for Treasury securities with maturities of one to three years; issues in the index must have par amounts outstanding greater than or equal to $1 billion. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Short-Intermediate Government Fund from December 1, 2007 to May 31, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended May 31, 2008

Expenses paid per $1,000†	$ 3.90
Ending value (after expenses)	$1,024.40

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended May 31, 2008

Expenses paid per $1,000†	$ 3.89
Ending value (after expenses)	$1,021.15

†   *Expenses are equal to the fund's annualized expense ratio of .77%, multiplied by the average account value over the period, multiplied by 183/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

May 31, 2008 (Unaudited)

Bonds and Notes—77.0%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Government Agencies—32.9%				
Federal Home Loan Bank, Bonds, Ser. 1	2.44	9/18/09	5,000,000 [a]	5,005,165
Federal Home Loan Bank, Bonds	2.47	9/14/09	2,700,000 [a]	2,702,800
Federal Home Loan Banks, Bonds	2.56	1/5/09	15,000,000 [a]	15,002,775
Federal Home Loan Banks, Bonds, Ser. 579	4.38	10/3/08	7,000,000	7,041,790
Federal Home Loan Banks, Bonds	4.55	6/22/10	4,360,000	4,478,239
Federal Home Loan Mortgage Corp., Notes	3.00	4/1/11	2,240,000	2,201,053
Federal Home Loan Mortgage Corp., Notes	4.50	1/15/13	6,100,000	6,229,576
Federal National Mortgage Association, Notes	3.00	4/1/11	2,240,000	2,190,612
Federal National Mortgage Association, Notes	4.20	6/8/09	5,800,000	5,886,072
Federal National Mortgage Association, Notes	5.50	3/15/11	3,380,000	3,566,488
Federal National Mortgage Association, Notes	6.63	9/15/09	3,250,000	3,401,655
Small Business Administration Participation, Gov't Gtd. Ctfs., Ser. 20G	6.85	7/1/17	2,454,690	2,513,976
				60,220,201
U.S. Government Agencies/ Mortgage-Backed—33.4%				
Federal Home Loan Mortgage Corp.:				
3.50%, 9/1/10			285,425	283,259
4.00%, 1/1/10–4/1/10			14,008,338	13,992,433
4.50%, 2/1/10–9/1/14			2,967,131	2,971,451
5.00%, 5/1/10–1/1/11			5,300,345	5,406,245
Structured Pass-Through Secs., Ser. T-7, Cl. A6, 7.03%, 8/25/28			85,921 [a]	85,105
Federal National Mortgage Association:				
4.00%, 2/1/10–10/1/10			3,402,198	3,398,440
4.50%, 11/1/14			1,403,564	1,391,361
5.00%, 12/1/09			1,401,738	1,417,535

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
U.S. Government Agencies/		
Mortgage-Backed (continued)		
Federal National Mortgage Association (continued):		
5.50%, 9/1/14–4/1/16	1,314,013	1,333,903
REMICS, Ser. 2002-83,		
Cl. DH, 5.00%, 9/25/17	2,745,231	2,773,516
Whole Loan, Ser. 2001-W2,		
Cl. AF6, 6.59%, 10/25/31	2,450,404 [a]	2,376,076
Whole Loan, Ser. 2001-W1,		
Cl. AF6, 6.90%, 7/25/31	1,012,096 [a]	1,009,457
Government National Mortgage Association I:		
Ser. 2004-43, Cl. A, 2.82%, 12/16/19	526,811	517,265
Ser. 2004-97, Cl. AB, 3.08%, 4/16/22	633,582	624,130
Ser. 2006-42, Cl. A, 3.30%, 10/16/29	2,392,401	2,340,206
Ser. 2004-77, Cl. A, 3.40%, 3/16/20	610,218	605,720
Ser. 2003-96, Cl. B, 3.61%, 8/16/18	671,762	669,571
Ser. 2005-90, Cl. A, 3.76%, 9/16/28	1,139,056	1,123,942
Ser. 2006-39, Cl. A, 3.77%, 6/16/25	2,150,622	2,122,950
Ser. 2005-34, Cl. A, 3.96%, 9/16/21	905,740	902,562
Ser. 2005-79, Cl. A, 4.00%, 10/16/33	597,732	593,177
Ser. 2005-50, Cl. A, 4.02%, 10/16/26	1,094,724	1,087,469
Ser. 2005-29, Cl. A, 4.02%, 7/16/27	876,826	867,645
Ser. 2005-42, Cl. A, 4.05%, 7/16/20	1,326,662	1,321,817
Ser. 2006-6, Cl. A, 4.05%, 10/16/23	238,959	238,166
Ser. 2004-51, Cl. A, 4.15%, 2/16/18	307,725	306,811
Ser. 2006-30, Cl. A, 4.18%, 4/16/28	1,289,347	1,281,069
Ser. 2006-3, Cl. A, 4.21%, 1/16/28	1,162,604	1,155,962
Ser. 2005-67, Cl. A, 4.22%, 6/16/21	1,114,876	1,113,370
Ser. 2006-5, Cl. A, 4.24%, 7/16/29	1,714,181	1,702,996
Ser. 2005-52, Cl. A, 4.29%, 1/16/30	504,698	502,957
Ser. 2005-59, Cl. A, 4.39%, 5/16/23	414,412	413,864
Ser. 2005-32, Cl. B, 4.39%, 8/16/30	1,027,082	1,025,000
Ser. 2005-87, Cl. A, 4.45%, 3/16/25	749,584	747,890
Ser. 2006-18, Cl. A, 4.97%, 12/16/21	2,727,565	2,741,821
Ser. 2006-32, Cl. A, 5.08%, 1/16/30	871,628	880,126
		61,325,267

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
U.S. Treasury Notes−7.7%		
4.13%, 8/31/12	5,000,000 [b]	5,167,970
4.50%, 2/28/11	8,500,000 [b]	8,867,897
		14,035,867
U.S. Treasury Notes−3.0%		
3.00%, 2/15/09	5,500,000 [b]	**5,536,096**
Total Bonds and Notes		
(cost $140,643,797)		**141,117,431**

Options−.0%	Face Amount Covered by Contracts ($)	Value ($)
Call Options		
3-Month Floor USD Libor-BBA		
Interest Rate, January 2009 @ 2.50		
(cost $21,772)	11,300,000	**2,763**

Short-Term Investments−11.5%	Principal Amount ($)	Value ($)
U.S. Government Agencies−5.4%		
Federal Home Loan Mortgage Corp.		
2.15%, 6/25/08	10,000,000	9,985,667
U.S. Treasury Bills−6.1%		
1.89%, 9/18/08	11,073,000 [c]	11,010,548
Total Short-Term Investments		
(cost $20,995,447)		**20,996,215**

Other Investment−8.7%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $15,980,000)	15,980,000 [d]	**15,980,000**

Investment of Cash Collateral for Securities Loaned—8.0%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $14,723,894)	14,723,894 [d]	**14,723,894**
Total Investments (cost $192,364,910)	**105.2%**	**192,820,303**
Liabilities, Less Cash and Receivables	**(5.2%)**	**(9,561,588)**
Net Assets	**100.0%**	**183,258,715**

[a] *Variable rate security—interest rate subject to periodic change.*
[b] *All or a portion of these securities are on loan. At May 31, 2008, the total market value of the fund's securities on loan is $17,419,973 and the total market value of the collateral held by the fund is $17,958,337, consisting of cash collateral of $14,723,894 and U.S. Government and agency securities valued at $3,234,443.*
[c] *All or partially held by a broker as collateral for open financial futures positions.*
[d] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) [†]

	Value (%)		Value (%)
U.S. Government & Agencies	77.0	Options	.0
Short-Term/Money Market Investments	28.2		**105.2**

[†] *Based on net assets.*
See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

May 31, 2008 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 5/31/2008 ($)
Financial Futures Long				
U.S. Treasury 2-Year Notes	133	28,013,125	September 2008	**62,344**

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
May 31, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $17,419,973)–Note 1(b):		
Unaffiliated issuers	161,661,016	162,116,409
Affiliated issuers	30,703,894	30,703,894
Cash		1,605
Receivable for investment securities sold		4,222,385
Dividends and interest receivable		1,101,307
Receivable for futures variation margin–Note 4		16,625
Receivable for shares of Beneficial Interest subscribed		13,892
Prepaid expenses		16,094
		198,192,211
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		112,936
Liability for securities on loan–Note 1(b)		14,723,894
Payable for shares of Beneficial Interest redeemed		56,235
Accrued expenses		40,431
		14,933,496
Net Assets ($)		**183,258,715**
Composition of Net Assets ($):		
Paid-in capital		213,487,638
Accumulated undistributed investment income–net		1,379,981
Accumulated net realized gain (loss) on investments		(32,126,641)
Accumulated net unrealized appreciation (depreciation) on investments and options transactions (including $62,344 net unrealized appreciation on financial futures)		517,737
Net Assets ($)		**183,258,715**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial interest authorized)		17,329,568
Net Asset Value, offering and redemption price per share ($)		**10.57**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended May 31, 2008 (Unaudited)

Investment Income ($):	
Income:	
Interest	3,256,391
Cash dividends;	
Affiliated issuers	481,498
Income from securities lending	62,121
Total Income	**3,800,010**
Expenses:	
Management fee–Note 3(a)	459,976
Shareholder servicing costs–Note 3(b)	179,402
Professional fees	31,545
Registration fees	12,239
Custodian fees–Note 3(b)	11,339
Prospectus and shareholders' reports	9,049
Trustees' fees and expenses–Note 3(c)	3,263
Loan commitment fees–Note 2	45
Miscellaneous	12,913
Total Expenses	**719,771**
Less–reduction in fees due to earnings credits–Note 1(b)	(8,155)
Net Expenses	**711,616**
Investment Income–Net	**3,088,394**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	594,337
Net realized gain (loss) on options transactions	85,801
Net realized gain (loss) on financial futures	885,527
Net Realized Gain (Loss)	**1,565,665**
Net unrealized appreciation (depreciation) on investments and options transactions (including $148,406 net unrealized appreciation on financial futures)	(103,570)
Net Realized and Unrealized Gain (Loss) on Investments	**1,462,095**
Net Increase in Net Assets Resulting from Operations	**4,550,489**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended May 31, 2008 (Unaudited)	Year Ended November 30, 2007
Operations ($):		
Investment income–net	3,088,394	8,126,103
Net realized gain (loss) on investments	1,565,665	591,446
Net unrealized appreciation (depreciation) on investments	(103,570)	915,805
Net Increase (Decrease) in Net Assets Resulting from Operations	**4,550,489**	**9,633,354**
Dividends to Shareholders from ($):		
Investment income–net	**(3,223,854)**	**(8,049,518)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold	21,403,887	31,995,433
Dividends reinvested	2,891,876	7,161,884
Cost of shares redeemed	(24,746,124)	(78,146,930)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(450,361)**	**(38,989,613)**
Total Increase (Decrease) in Net Assets	**876,274**	**(37,405,777)**
Net Assets ($):		
Beginning of Period	182,382,441	219,788,218
End of Period	**183,258,715**	**182,382,441**
Undistributed investment income–net	1,379,981	1,515,441
Capital Share Transactions (Shares):		
Shares sold	2,012,749	3,083,782
Shares issued for dividends reinvested	272,139	689,869
Shares redeemed	(2,330,356)	(7,529,512)
Net Increase (Decrease) in Shares Outstanding	**(45,468)**	**(3,755,861)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended May 31, 2008 (Unaudited)	Year Ended November 30,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	10.50	10.40	10.40	10.55	10.84	10.89
Investment Operations:						
Investment income−net [a]	.18	.44	.38	.26	.20	.21
Net realized and unrealized gain (loss) on investments	.08	.09	.01	(.07)	(.21)	.16
Total from Investment Operations	.26	.53	.39	.19	(.01)	.37
Distributions:						
Dividends from investment income−net	(.19)	(.43)	(.39)	(.34)	(.28)	(.42)
Net asset value, end of period	10.57	10.50	10.40	10.40	10.55	10.84
Total Return (%)	2.44[b]	5.22	3.79	1.85	(.06)	3.42
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.78[c]	.77	.76	.75	.71	.76
Ratio of net expenses to average net assets	.77[c]	.76	.76[d]	.73	.71	.76
Ratio of net investment income to average net assets	3.36[c]	4.19	3.65	2.52	1.89	1.91
Portfolio Turnover Rate	55.61[b]	182.51	247.78[e]	238.54[e]	1,089.68[e]	1,218.30
Net Assets, end of period ($ x 1,000)	183,259	182,382	219,788	270,585	337,013	441,835

[a] Based on average shares outstanding at each month end.
[b] Not annualized.
[c] Annualized.
[d] Expense waivers and/or reimbursements amounted to less than .01%.
[e] The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended November 30, 2006, November 30, 2005 and November 30, 2004 were 242.91%, 231.83% and 1,076.53%, respectively.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Short-Intermediate Government Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to maximize total return, consisting of capital appreciation and current income. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as the fund's investment adviser. MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities excluding short-term investments (other than U.S. Treasury Bills), financial futures and options are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Trustees, or are determined by the fund not to reflect accurately fair value, are valued at fair value as determined in good faith under the direction of the Board of Trustees. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid and asked price.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.

Various inputs are used in determining the value of the fund's investments relating to FAS 157.

These inputs are summarized in the three broad levels listed below.

Level 1—quoted prices in active markets for identical securities.

Level 2—other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3—significant unobservable inputs (including fund's own assumptions in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following is a summary of the inputs used as of May 31, 2008 in valuing the fund's investments carried at fair value:

Valuation Inputs	Investments in Securities ($)	Other Financial Instruments ($)†
Level 1−Quoted Prices	30,703,894	62,344
Level 2−Other Significant Observable Inputs	162,116,409	0
Level 3−Significant Unobservable Inputs	0	0
Total	**192,820,303**	**62,344**

† *Other financial instruments include derivative instruments such as futures, forward currency exchange contracts and swap contracts, which are valued at the unrealized appreciation (depreciation) on the instrument.*

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A. ("Mellon Bank"), a subsidiary of BNY Mellon and a Dreyfus affiliate, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Collateral is either in the form of cash, which can be invested in certain money market mutual funds managed by the Manager, U.S. Government and Agency securities or Letters of Credit. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended May 31, 2008, Mellon Bank earned $33,450 from lending fund portfolio securities, pursuant to the securities lending agreement.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended May 31, 2008.

As of and during the period ended May 31, 2008, the fund did not have any liabilities for any unrecognized tax benefits. The fund recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations. During the period, the fund did not incur any interest or penalties.

Each of the tax years in the three-year period ended November 30, 2007, remains subject to examination by the Internal Revenue Service and state taxing authorities.

The fund has an unused capital loss carryover of $33,751,056 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to November 30, 2007. If not applied, $5,954,353 of the carryover expires in fiscal 2008, $11,118,684 expires in fiscal 2010, $10,918,861 expires in fiscal 2012, $2,852,882 expires in fiscal 2013 and $2,906,276 expires in fiscal 2014.

The tax character of distributions paid to shareholders during the fiscal year ended November 30, 2007 was as follows: ordinary income

$8,049,518. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended May 31, 2008, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .50% of the value of the fund's average daily net assets and is payable monthly. The Agreement provides that if in any full fiscal year the aggregate expenses of the fund, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed 1½% of the value of the fund's average daily net assets, the fund may deduct from payments to be made to the Manager, or the Manager will bear such excess expenses. During the period ended May 31, 2008, there was no expense reimbursement pursuant to the Agreement.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts.

During the period ended May 31, 2008, the fund was charged $63,019 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended May 31, 2008, the fund was charged $48,679 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York, a subsidiary of BNY Mellon and a Dreyfus affiliate, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended May 31, 2008, the fund was charged $3,835 pursuant to the cash management agreement.

The fund compensates Mellon Bank, under a custody agreement for providing custodial services for the fund. During the period ended May 31, 2008, the fund was charged $11,339 pursuant to the custody agreement.

During the period ended May 31, 2008, the fund was charged $2,820 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $77,784, shareholder services plan fees $2,000, custodian fees $10,955, chief compliance officer fees $2,350 and transfer agency per account fees $19,847.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, financial futures and options transactions during the period ended May 31, 2008, amounted to $79,934,617 and $92,308,061, respectively.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at May 31, 2008, are set forth in the Statement of Financial Futures.

The fund may purchase and write (sell) put and call options in order to gain exposure to or to protect against changes in the market.

As a writer of call options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument decreases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument increases between those dates. At May 31, 2008, there were no call options written outstanding.

As a writer of put options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument increases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument decreases between those dates. At May 31, 2008, there were no put options written outstanding.

At May 31, 2008, accumulated net unrealized appreciation on investments was $455,393, consisting of $1,158,030 gross unrealized appreciation and $702,637 gross unrealized depreciation.

At May 31, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

NOTE 5—Subsequent Event:

Effective July 1, 2008, BNY Mellon has reorganized and consolidated a number of its banking and trust company subsidiaries. As a result of the reorganization, any services previously provided to the fund by Mellon Bank, N.A. or Mellon Trust of New England, N.A. are now provided by The Bank of New York, which has changed its name to The Bank of New York Mellon.

For More Information

Dreyfus Short-Intermediate Government Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York Mellon
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbol: DSIGX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission (''SEC'') for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2008, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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